UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 6, 2004

Commission File Number 000-50262

Intelsat, Ltd.

(Exact Name of Registrant as Specified in Its Charter)

North Tower, 2nd Floor
90 Pitts Bay Road
Pembroke HM 08, Bermuda
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

     Attached as an exhibit to this report is a press release of Intelsat, Ltd. dated May 6, 2004 relating to a bill passed by the U.S. Congress to extend deadline for Intelsat, Ltd.’s initial public equity offering under the Open-Market Reorganization for the Betterment of International Telecommunications Act to June 30, 2005, with a possible further extension to December 31, 2005 with the permission of the U.S. Federal Communications Commission.

Exhibit to this report:

Exhibit
Number	Exhibit
1	Press Release of Intelsat, Ltd. dated May 6, 2004*

*  Furnished herewith.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTELSAT, LTD.
	By:	/s/ William Atkins

		Name: Title:	William Atkins Chief Financial Officer
Date: May 6, 2004

Date: 6 May 2004
Release Number: 2004 - 13

Intelsat Provides Legislative Update

Pembroke, Bermuda, 6 May 2004 — Intelsat announced that on 5 May 2004 the U.S. House of Representatives passed a bill to amend the Open-Market Reorganization for the Betterment of International Telecommunications Act to extend the deadline for Intelsat’s initial public offering (“IPO”) to 30 June 2005. A further extension to 31 December 2005 is possible with the permission of the U.S. Federal Communications Commission. The U.S. Senate passed the same bill last month. The bill will become law upon signature by the U.S. president.

Intelsat CEO Conny Kullman commented, “We welcome the flexibility that an extension provides Intelsat.”

About Intelsat

Building on 40 Years of Leadership. As a global communications leader with 40 years of experience, Intelsat helps service providers, broadcasters, corporations and governments deliver information and entertainment anywhere in the world, instantly, securely and reliably. Intelsat’s global reach and expanding solutions portfolio enable customers to enhance their communications networks, venture into new markets and grow their businesses with confidence. For more information, visit www.intelsat.com.

Contact:

Dianne VanBeber
+1 202 944 7406
Dianne.vanbeber@intelsat.com

Intelsat Safe Harbor Statement: Some of the statements in this news release constitute “forward-looking statements” that do not directly or exclusively relate to historical facts. These forward-looking statements reflect Intelsat’s intentions, plans, expectations, assumptions and beliefs about future events and are subject to risks, uncertainties and other factors, many of which are outside of Intelsat’s control. Important factors that could cause actual results to differ materially from the expectations expressed or implied in the forward-looking statements include known and unknown risks. Detailed information about some of the known risks is included in Intelsat’s annual report on Form 20-F for the year ended December 31, 2003 on file with the U.S. Securities and Exchange Commission. Because actual results could differ materially from Intelsat’s intentions, plans, expectations, assumptions and beliefs about the future, you are urged to view all forward-looking statements contained in this news release with caution. Intelsat does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.